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                                January 29, 2021

       Kenneth Cleary
       Chief Financial Officer
       SCHOLASTIC CORP
       557 Broadway
       New York, NY 10012

                                                        Re: SCHOLASTIC CORP
                                                            Form 10-K for
Fiscal Year Ended May 31, 2020
                                                            Filed July 27, 2020
                                                            Form 8-K filed on
December 17, 2020
                                                            File No. 0-19860

       Dear Mr. Cleary:

              We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for Fiscal Year Ended May 31, 2020

       Financial Statements
       Note 10 - Goodwill and Other Intangibles, page 59

   1. We note your disclosure states that a reporting unit with $66.7 million of goodwill has a fair value that
"reasonably exceeds" its carrying value. Please modify your disclosure to state, if true, that
the fair values of your reporting units substantially exceed their carrying values. To the extent
any reporting unit's fair value does not substantially exceed its carrying value, please
disclose the amount of goodwill allocated to that reporting unit, the amount or percentage by
which fair value exceeds carrying value, and the related
                                                        reportable segment.
Please also disclose and discuss the key assumptions you used to estimate fair value,
the degree of uncertainty associated with the key assumptions, and potential events and/or
changes in circumstances that could reasonably be expected to negatively affect the
key assumptions.
 Kenneth Cleary
SCHOLASTIC CORP
January 29, 2021
Page 2
Form 8-K filed on December 17, 2020

Exhibit 99.1, page 1

2. We note the tabular reconciliations in your earnings release where you reconcile non-
         GAAP financial measures to the most directly comparable GAAP measures appear to essentially represent full non-GAAP statements of operations. Please explain why you believe your disclosures comply with Question 102.10 of the Compliance and
         Disclosure Interpretations on Non-GAAP Financial Measures or revise your disclosures in future filings.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Kevin Stertzel at (202) 551-3723 or or Anne McConnel at
(202) 551-
3709 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameKenneth Cleary                            Sincerely,
Comapany NameSCHOLASTIC CORP
                                                            Division of
Corporation Finance
January 29, 2021 Page 2                                     Office of
Manufacturing
FirstName LastName